UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT No. 3 to

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Icosavax, Inc.

 (Name of Issuer)

Common Stock

(Title of Class of Securities)

45114M109

(Cusip Number)

Elisha P. Gould III

One North Wacker Drive, Suite 2700,
Chicago, Illinois 60606

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 17, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 45114M109

1	Names of Reporting Persons: I.R.S. Identification Nos. of Above Persons (entities only):

Adams Street Partners, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions):

(a) ☒

(b) ☐

3	SEC Use Only:

4	Source of Funds (See Instruction):

OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization:

USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power:

2,095,087
	8	Shared Voting Power:

—
	9	Sole Dispositive Power:

2,095,087
	10	Shared Dispositive Power:

—

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

2,095,087

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11):

4.2%1

14	Type of Reporting Person (See Instructions):

IA

1 Based on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, as filed with the Securities and Exchange Commission on November 14, 2023, there were 50,090,341 shares of common stock of the Issuer outstanding as of November 8, 2023.

SCHEDULE 13D

CUSIP No. 45114M109

1	Names of Reporting Persons: I.R.S. Identification Nos. of Above Persons (entities only):

Adams Street Venture/Growth Fund VI LP

2	Check the Appropriate Box if a Member of a Group (See Instructions):

(a) ☒

(b) ☐

3	SEC Use Only:

4	Source of Funds (See Instruction):

OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization:

USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power:

615,220
	8	Shared Voting Power:

—
	9	Sole Dispositive Power:

615,220
	10	Shared Dispositive Power:

—

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

615,220

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11):

1.2%1

14	Type of Reporting Person (See Instructions):

PN

1 Based on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, as filed with the Securities and Exchange Commission on November 14, 2023, there were 50,090,341 shares of common stock of the Issuer outstanding as of November 8, 2023.

   SCHEDULE 13D

CUSIP No. 45114M109

1	Names of Reporting Persons: I.R.S. Identification Nos. of Above Persons (entities only):

Adams Street Growth Equity Fund VII LP

2	Check the Appropriate Box if a Member of a Group (See Instructions):

(a) ☒

(b) ☐

3	SEC Use Only:

4	Source of Funds (See Instruction):

OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization:

USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power:

594,696
	8	Shared Voting Power:

—
	9	Sole Dispositive Power:

594,696
	10	Shared Dispositive Power:

—

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

594,696

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11):

1.2%1

14	Type of Reporting Person (See Instructions):

PN

1 Based on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, as filed with the Securities and Exchange Commission on November 14, 2023, there were 50,090,341 shares of common stock of the Issuer outstanding as of November 8, 2023.

SCHEDULE 13D

CUSIP No. 45114M109

1	Names of Reporting Persons: I.R.S. Identification Nos. of Above Persons (entities only):

Adams Street 2016 Direct Venture/Growth Fund LP

2	Check the Appropriate Box if a Member of a Group (See Instructions):

(a) ☒

(b) ☐

3	SEC Use Only:

4	Source of Funds (See Instruction):

OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization:

USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power:

168,065
	8	Shared Voting Power:

—
	9	Sole Dispositive Power:

168,065
	10	Shared Dispositive Power:

—

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

168,065

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11):

Less than 1%1

14	Type of Reporting Person (See Instructions):

PN

1 Based on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, as filed with the Securities and Exchange Commission on November 14, 2023, there were 50,090,341 shares of common stock of the Issuer outstanding as of November 8, 2023.

SCHEDULE 13D

CUSIP No. 45114M109

1	Names of Reporting Persons: I.R.S. Identification Nos. of Above Persons (entities only):

Adams Street 2017 Direct Venture/Growth Fund LP

2	Check the Appropriate Box if a Member of a Group (See Instructions):

(a) ☒

(b) ☐

3	SEC Use Only:

4	Source of Funds (See Instruction):

OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization:

USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power:

217,411
	8	Shared Voting Power:

—
	9	Sole Dispositive Power:

217,411
	10	Shared Dispositive Power:

—

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

217,411

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11):

Less than 1%1

14	Type of Reporting Person (See Instructions):

PN

1 Based on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, as filed with the Securities and Exchange Commission on November 14, 2023, there were 50,090,341 shares of common stock of the Issuer outstanding as of November 8, 2023.

SCHEDULE 13D

CUSIP No. 45114M109

1	Names of Reporting Persons: I.R.S. Identification Nos. of Above Persons (entities only):

Adams Street 2018 Direct Venture/Growth Fund LP

2	Check the Appropriate Box if a Member of a Group (See Instructions):

(a) ☒

(b) ☐

3	SEC Use Only:

4	Source of Funds (See Instruction):

OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization:

USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power:

341,112
	8	Shared Voting Power:

—
	9	Sole Dispositive Power:

341,112
	10	Shared Dispositive Power:

—

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

341,112

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11):

Less than 1%1

14	Type of Reporting Person (See Instructions):

PN

1 Based on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, as filed with the Securities and Exchange Commission on November 14, 2023, there were 50,090,341 shares of common stock of the Issuer outstanding as of November 8, 2023.

SCHEDULE 13D

CUSIP No. 45114M109

1	Names of Reporting Persons: I.R.S. Identification Nos. of Above Persons (entities only):

Adams Street 2019 Direct Growth Equity Fund LP

2	Check the Appropriate Box if a Member of a Group (See Instructions):

(a) ☒

(b) ☐

3	SEC Use Only:

4	Source of Funds (See Instruction):

OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization:

USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power:

158,583
	8	Shared Voting Power:

—
	9	Sole Dispositive Power:

158,583
	10	Shared Dispositive Power:

—

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

158,583

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11):

Less than 1%1

14	Type of Reporting Person (See Instructions):

PN

1 Based on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, as filed with the Securities and Exchange Commission on November 14, 2023, there were 50,090,341 shares of common stock of the Issuer outstanding as of November 8, 2023.

Item 1.     Security and Issuer.

This Amendment No. 3 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D that was filed with the Securities and Exchange Commission on August 12, 2021 by the above Reporting Persons (the “Original 13D”) and amended on December 21, 2022 and June 13, 2023 (the Original 13D, as amended and supplemented, the “Schedule 13D”). The Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Icosavax, Inc., a Delaware corporation (the “Issuer” or “Registrant”).  The address of the principal executive offices of the Issuer is 1930 Boren Avenue, Suite 1000, Seattle, Washington 98101; its telephone number is (206) 737-0085. Terms defined in the Original Schedule 13D are used herein as so defined.

Item 5. Interests in Securities of the Issuer

(a,b) For information regarding beneficial ownership, see the information presented on the cover pages of this Schedule 13D.

Adams Street Partners, LLC is the managing member of the general partner of the general partner of each of the Reporting Persons, and may be deemed to beneficially own the shares held by each of such funds. Thomas S. Bremner, Jeffrey T. Diehl, Brian Dudley, Elisha P. Gould III, Robin P. Murray and Fred Wang, each of whom is a partner of Adams Street Partners, LLC (or a subsidiary thereof), may be deemed to have shared voting and investment power over the shares. Adams Street Partners, LLC and Thomas Bremner, Jeffrey Diehl, Brian Dudley, Elisha P. Gould III, Robin Murray and Fred Wang disclaim beneficial ownership of the shares except to the extent of their pecuniary interest therein.

(c) The Reporting Persons have not effected any transactions in the Common Stock of the Issuer during the past 60 days except for the open market sales set forth on Schedule A hereto.

(d) Under certain circumstances set forth in the limited partnership agreements of the Reporting Persons, the general partner, members and limited partners of the reporting persons may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entities of which they are a partner.

(e) Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 24, 2023

ADAMS STREET VENTURE/GROWTH FUND VI LP

By: ASP VG Management VI LP, its General Partner

By: ASP VG Management VI LLC, its General Partner

By: Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse

Name: Sara Robinson Dasse
Title: Executive Vice President

ADAMS STREET GROWTH EQUITY FUND VII LP

By: ASP VG Management VII LP, its General Partner

By: ASP VG Management VII LLC, its General Partner

By: Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse

Name: Sara Robinson Dasse
Title: Executive Vice President

ADAMS STREET 2016 DIRECT VENTURE/GROWTH FUND LP

By: ASP 2016 Direct Management LP, its General Partner

By: ASP 2016 Direct Management LLC, its General Partner

By: Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse

Name: Sara Robinson Dasse
Title: Executive Vice President

ADAMS STREET 2017 DIRECT VENTURE/GROWTH FUND LP

By: ASP 2017 Direct Management LP, its General Partner

By: ASP 2017 Direct Management LLC, its General Partner

By: Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse

Name: Sara Robinson Dasse
Title: Executive Vice President

ADAMS STREET 2018 DIRECT VENTURE/GROWTH FUND LP

By: ASP 2018 Direct Management LP, its General Partner

By: ASP 2018 Direct Management LLC, its General Partner

By: Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse

Name: Sara Robinson Dasse
Title: Executive Vice President

ADAMS STREET 2019 DIRECT GROWTH EQUITY FUND LP

By: ASP 2019 Direct Management LP, its General Partner

By: ASP 2019 Direct Management LLC, its General Partner

By: Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse

Name: Sara Robinson Dasse
Title: Executive Vice President

 Schedule A

Fund	Shares Sold on November 22, 2023 for a weighted average purchase per share price of $10.5207
Adams Street 2016 Direct Venture/Growth Fund LP	233
Adams Street 2017 Direct Venture/Growth Fund LP	301
Adams Street 2018 Direct Venture/Growth Fund LP	471
Adams Street 2019 Direct Growth Equity Fund LP	220
Adams Street Growth Equity Fund VII LP	822
Adams Street Venture/Growth Fund VI LP	853
Total:	2,900

Fund	Shares Sold on November 20, 2023 for a weighted average purchase per share price of $10.9859
Adams Street 2016 Direct Venture/Growth Fund LP	3,566
Adams Street 2017 Direct Venture/Growth Fund LP	4,612
Adams Street 2018 Direct Venture/Growth Fund LP	7,237
Adams Street 2019 Direct Growth Equity Fund LP	3,364
Adams Street Growth Equity Fund VII LP	12,617
Adams Street Venture/Growth Fund VI LP	13,052
Total:	44,448

Fund	Shares Sold on November 17, 2023 for a weighted average purchase per share price of $10.9228
Adams Street 2016 Direct Venture/Growth Fund LP	3,011
Adams Street 2017 Direct Venture/Growth Fund LP	3,894
Adams Street 2018 Direct Venture/Growth Fund LP	6,110
Adams Street 2019 Direct Growth Equity Fund LP	2,841
Adams Street Growth Equity Fund VII LP	10,653
Adams Street Venture/Growth Fund VI LP	11,020
Total:	37,529